UPAY, INC.

3010 LBJ Freeway, 12th Floor

Dallas, Texas 75234

(228) 231-1187

Filed as Correspondence on Edgar

United States Securities and Exchange Commission

Washington, D.C.

Attn:	Katherine Wray, Attorney-Adviser (Office of Information Technologies and Services) Gabriel Eckstein, Attorney-Adviser

November 23, 2016

Re:	UPAY, Inc. (referred to herein as “we”, “our” or “us or UPAY, Inc.)

Registration Statement filed on Form S-1

Amendment Number 5 filed on November 23, 2016

File No. 333-2124447

Dear Ms. Wray and Mr. Eckstein

Please find below our responses to your November 22, 2016 verbal comments as it applies to the above-referenced registration statement:

Hyperlinks

We have removed the hyperlinks on page 32, 38, 42.

Reconciling Entries

The Statement of Cash Flows has been prepared in accordance with Regulation SX, 210.10-01, (Item a)(4).

Updated Consent, Legal Opinion and Other Disclosures

We have updated the consent, legal opinion and other disclosures to reflect such matters as of November 22, 2016.

We hereby acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Frederick M. Lehrer, at (561) 706-7646 should you have any questions regarding Amendment number 5.

Sincerely yours,

By:	/s/ Wouter A. Fouche
Wouter A. Fouche, Chief Executive Officer